Exhibit (a)(1)(K)

Danfoss Tender Offer – Frequently Asked Questions (FAQs)

On November 28, 2012 Danfoss announced its intention to commence a cash tender offer for all shares held by the public minority shareholders of Sauer-Danfoss Inc. On March 15, 2013, Danfoss launched the tender offer to purchase all of the outstanding shares of Sauer-Danfoss they don’t already own for $58.50 per share in cash.

This tender offer created many questions from Sauer-Danfoss employees around the world. Below you will find some of the most frequently asked questions.

Click on the categories below to see questions and answers.

If you have additional questions, please send them to Kathy Laczniak or Lis Schmidt.

Questions	Answers
Process
• Why does Danfoss want to take Sauer-Danfoss private?

In a press release Danfoss issued on November 28, 2012, Danfoss stated, “We believe a more formal combination of our respective businesses would present significant opportunities for our respective managements and employees, as well as for our mutual customers and the communities in which we operate. We wish to point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Sauer-Danfoss and representatives of Danfoss. We look forward to continuing this relationship in the future.”

• On March 1, 2013, Danfoss and Sauer-Danfoss jointly announced they signed a “definitive merger agreement.” What are the principal conditions to the transaction?

The “definitive merger agreement” provides for a “two-step” process involving a tender offer followed by a merger. In the definitive merger agreement, Danfoss and Sauer-Danfoss agreed to a “minimum tender condition” – meaning that Danfoss Acquisition, Inc. must acquire a majority of the outstanding Sauer-Danfoss shares not presently owned by Danfoss, its affiliates, their officers and directors, and the officers and directors of Sauer-Danfoss. If Danfoss owns 90% of the number of shares outstanding following the consummation of the offer, the merger agreement provides for Danfoss to effect a “short-form” merger between Sauer-Danfoss and Danfoss Acquisition, Inc. Sauer-Danfoss will be the surviving corporation with Danfoss as its sole shareholder. All of the remaining issued and outstanding shares will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash without interest and less any required withholding tax.
• What is the “Top-Up” provision that is mentioned in the definitive merger agreement?

If all of the conditions of the tender offer are satisfied and Danfoss purchases the tendered shares but Danfoss does not own at least 90% of the total outstanding Sauer-Danfoss shares, the Top-Up gives Danfoss Acquisition, Inc. a one-time right to buy newly issued shares of Sauer-Danfoss common stock at the Offer Price sufficient to raise Danfoss’ stock ownership to 90% of all outstanding shares plus one share. By exercising the Top-Up, Danfoss Acquisition, Inc. would put itself in position to effect the short-form merger described in the preceding Answer.

• How long will this process take of Danfoss buying the remaining shares?

Danfoss will be required to keep the tender offer open for at least 20 business days subject to certain termination rights set forth in the definitive merger agreement. The tender offer is scheduled to expire on April 11. Danfoss could, in certain circumstances, elect or be required to keep it open for a longer period. We cannot predict when the process will be completed.

No matter what we urge you to focus on the tasks we have on hand right now. Let’s make sure that we do the things we have planned for the year ahead of us so that we bring our company positive operating results in 2013.

• How will the integration of Sauer-Danfoss into Danfoss happen?

Assuming Danfoss acquires the remaining shares of Sauer-Danfoss, our management – if so requested by Danfoss - will work actively with the management of Danfoss to clarify the integration process. We know this is of great interest to our employees, and we will keep you informed as best we can.

• With the formal tender offer filing, are we allowed to communicate freely on all subjects with Danfoss employees?

No. As the transaction moves forward, we continue with our guidelines for not discussing confidential topics – such as financial information or strategic business plans – with Danfoss employees or members of the board who are not on the Special Committee (Rich Freeland, Johannes Kirchhoff and Steve Wood).

• Does this mean that we will be potentially sold?	In their November 28, 2012, press release, Danfoss stated, “Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss.”

Organization	Back to top

•   How will this impact me – as an employee of Sauer-Danfoss?

•   What will happen to my job?

•   How will this impact the functional areas?

•   What is the future structure (organizational) of Sauer-Danfoss?

•   Will all areas somehow report into Danfoss leaders?

•   Will we still have our SDLT?

•   Will we still have a CEO?

•   Will the Divisions (Hydrostatics, Work Function and Controls) and the Stand-Alone businesses still exist?

•   Will Sauer-Danfoss become a division of Danfoss?

•   Will the Sauer-Danfoss name remain?

•   How will Danfoss lead Sauer-Danfoss?

Each and every one of us at Sauer-Danfoss fulfills an important role at our company. Danfoss has been our majority shareholder for a number of years and understands those roles. Assuming the transactions are consummated, Sauer-Danfoss management – if so requested by Danfoss - will work actively with the management of Danfoss to clarify the integration process. We know this is of great interest to our employees, and we will keep you informed as best we can.

• How does Sauer-Danfoss fit into Danfoss’ structure? • How does it impact our way of doing business – Our Way Forward?

Assuming the transactions are consummated, Sauer-Danfoss management – if so requested by Danfoss - will work actively with the management of Danfoss to clarify the integration process. We know this is of great interest to our employees, and we will keep you informed as best we can.

• How will this impact our Stand-Alone businesses?

Assuming the transactions are consummated, Sauer-Danfoss management – if so requested by Danfoss - will work actively with the management of Danfoss to clarify the integration process. We know this is of great interest to our employees, and we will keep you informed as best we can.

Employment	Back to top
• Will my employment contract change?

As contemplated by the proposed transaction, Sauer-Danfoss Inc. will be the surviving entity following the merger with Danfoss Acquisition, Inc. In addition, all legal entities below Sauer-Danfoss Inc. in our current organizational structure will also continue to exist immediately following the merger. Therefore, employment contracts currently in place at Sauer-Danfoss should generally not be immediately impacted as a result of the contemplated merger.

Assuming the transactions are consummated, we might anticipate – if so requested by Danfoss – some joint efforts between Sauer-Danfoss and Danfoss to simplify the legal structure and/or to develop consistent employment contract terms. These future activities could have a potential impact on employment contracts currently in place at Sauer-Danfoss.
• Will my years of seniority stay the same?

As contemplated by the proposed transaction, Sauer-Danfoss Inc. will be the surviving entity following the merger with Danfoss Acquisition, Inc. In addition, all legal entities below Sauer-Danfoss Inc. in our current organizational structure will also continue to exist immediately following the merger. Therefore, seniority rules currently in place at Sauer-Danfoss should generally not be immediately impacted as a result of the contemplated merger.

Assuming the transactions are consummated, we might anticipate – if requested by Danfoss – some joint efforts between Sauer-Danfoss and Danfoss to develop consistent benefit programs and seniority rules. Either of these future activities could have a potential impact on seniority rules currently in place at Sauer-Danfoss. The Merger Agreement requires Danfoss to give continuing Sauer-Danfoss employees full credit for purposes of eligibility to participate, vesting and determination of the level of benefit (but not for purposes of benefit accrual) under any benefit plan provided, maintained or contributed to by Danfoss or any of its subsidiaries, for such continuing employees’ service with Sauer-Danfoss and its affiliates to the same extent recognized by Sauer-Danfoss prior to the merger under a comparable Sauer-Danfoss plan (except to the extent such credit would result in duplication of benefits).

Shares	Back to top
• How will this impact participants invested in the Sauer-Danfoss Inc. Stock Fund under the Employees’ Savings Plan (401K)?

Participants in the Sauer-Danfoss Inc. Stock Fund will be receiving a mailing directly from Bank of America Merrill Lynch, trustee for the Sauer-Danfoss Employees’ Savings Plan. This mailing will include instructions on how a participant can direct the trustee to tender proportional shares held through the Stock Fund. In accordance with the terms of the plan, participants who do not respond to the offer within the requisite time period will be treated as not having tendered their proportional shares. If the merger is consummated, shares not tendered would be converted into a right to receive a cash payment equal to the offer price without interest and less any required withholding taxes.

• Is $58.50 a fair price?	The Board of Directors established a Special Committee of independent directors to consider the offer. The Special Committee used external independent financial and legal advisors to help determine whether the offer is fair. After extensive review and analysis, the Special Committee determined that the $58.50 per share price is fair and in the best interests of the shareholders and recommends to shareholders that they accept the offer and tender their shares.

• I am an employee “insider.” Can I tender my shares? Can I sell them on the open market and if so, from when to when?

“Insiders” must follow the Sauer-Danfoss Insider Trading Policy when buying or selling Sauer-Danfoss shares. The Policy is available on Navigator. The Policy does not restrict the ability of “insiders” to tender their shares, so insiders may tender their shares to Danfoss if they so choose. The Special Committee recommends to shareholders that they accept the offer and tender their shares.

With regards to whether insiders can sell their shares on the open market (which is not the same as tendering shares), on March 15 we entered a “blackout period” (referred to in the Policy). Therefore, insiders should not buy or sell Sauer-Danfoss shares in the open market at this time. If insiders have any questions, they should contact Ken McCuskey.

• I am not an “insider” within the meaning of the Policy. Can I tender my shares? Can I trade (buy or sell) Sauer-Danfoss shares on the open market?

“Non-insiders” will also be permitted to tender shares to Danfoss. The Special Committee recommends to shareholders that they accept the offer and tender their shares. In addition, “non-insiders” can trade on the open market; however, before trading on the open market they need to ask themselves whether they have any material non-public information about Sauer-Danfoss. Any employees who have material non-public information about Sauer-Danfoss must refrain from trading in the open market. As always, be aware that your market activity could be challenged by the SEC, FINRA, or private investors. Any such challenge will be conducted with the benefit of hindsight.

Legal	Back to top
• Will we no longer have to abide by SOX (FReQS)?

Assuming the transactions are consummated, Sauer-Danfoss will no longer be a public company and required to comply with SOX. This does not mean, however, that we will stop following internal control practices that are beneficial to public and private companies alike.

Benefits	Back to top
• How will this potential change impact Sauer-Danfoss’ benefit programs?	Sauer-Danfoss determines its benefit program offerings on a local or regional basis. Subject to local statutory requirements and the terms of any such offerings, Sauer-Danfoss reserves the right to modify its benefit programs at any time.